Exhibit 99.1

February 13, 2026	650 De Maisonneuve Blvd., 7th Floor Montreal QC, H3A 3T2 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: COSCIENS Biopharma Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	March 3, 2026
Record Date for Voting (if applicable) :	March 3, 2026
Beneficial Ownership Determination Date :	March 3, 2026
Meeting Date :	April 7, 2026
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	22112H101	CA22112H1010

Sincerely,

Computershare

Agent for COSCIENS Biopharma Inc.